RANBAXY

HEAD OFFICE:25,NEHRU PLACE,NEW DELHI-110019, PHONE:26452666-72 FAX: (91-11)26465748

SEC:DISTRIBUTION
June 30, 2003

BY AIR MAIL

03 JUL 30 AM 7:21

Securities & Exchange Commission,
Division of Corporate Finance,
Office of International, Corporate Finance,
450, Fifth Street, N.W.,
WASHINGTON- D.C.20549


03024912

Dear Sir,

SUB: **DISTRIBUTION SCHEDULE AS ON 25.06.2003**

RE: **123g3-2(b) EXEPTION-FILE 82-3821**

SUPPL

Enclosed please find copy of the following document:

1. Distribution Schedule as on 25.06.2003 - Filed with Stock Exchanges.

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD



(S.K.PATAWARI)
COMPANY SECRETARY


PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

Encl: As above

RANBAXY

HEAD OFFICE:25,NEHRU PLACE,NEW DELHI-110019, PHONE:26452666-72 FAX: (91-11)26465748

SEC:DISTRIBUTION
June 30, 2003

THROUGH COURIER

The General Manager cum Company Secretary
The Ludhiana Stock Exchange Assn.Ltd.
Feroze Gandhi Market,
Ludhiana (Punjab)

The Senior Manager,
Delhi Stock Exchange Assn.Ltd.,
DES House, 3/1, Asaf Ali Road,
New Delhi-110 002

The Deputy Secretary,
The Calcutta Stock Exchange Assn.Ltd.
7, Lyons Range,
Calcutta-700 001

The Asstt. Vice-President,
Capital Market (Listing),
National Stock Exchange of India Ltd.,
Exchange Plaza, 5th Floor,
Plot No.C/1,G Block,
Bandra- Kurla Complex,
Bandra (E), **Mumbai-400 051**

The Dy.General Manager (Listing),
Mumbai Stock Exchange,
Corporate Relationship Department,
1st Floor, New Trading Ring,
Rotunda Building, P.J.Towers,
Dalal Street, Fort,
Mumbai-400 001

The General Manager ,
The Stock Exchange, Ahmedabad,
Kamdhenu Complex, Opp.
Sahajanand College, Pinjarapole,
Ahmedabad-380 015

Dear Sir,

SUB: **DISTRIBUTION SCHEDULE AS ON 25.06.2003**

We are enclosing herewith the following documents :

1. Distribution Schedule as on 25.06.2003 in quadruplicate.
2. Auditors' certificate on compliance with the conditions of corporate governance under clause 49 of the listing agreements.

We hope you will find the same in order.

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD



(S.K.PATAWARI)
COMPANY SECRETARY

Encl: As above

DISTRIBUTION SCHEDULE
(To be made out for each class of security)

RANBAXY LABORATORIES LIMITED

(Name of Company)

Distribution of **EQUITY SHARES** as on **25.06.2003**
(Kind of Security)

Total nominal value of **Rs.1854758160** Nominal Value of each shares **Rs.10/-**

Total number of shares **185475816** Paid up value of per share **Rs.10/-**

Distinctive No(s) **1** To **185512810**

TABLE I

DISTRIBUTION OF HOLDINGS

Shareholding nominal				
Rs.	Number	% to Total	In Rs.	% to Total
(1)	(2)	(3)	(4)	(5)
Upto - 5,000	67180	79.81	77047490	4.15
5,001 - 10,000	8230	9.78	59307700	3.20
10,001 - 20,000	5049	6.00	70374910	3.79
20,001 - 30,000	1500	1.78	36672460	1.98
30,001 - 40,000	647	0.77	22242330	1.20
40,001 - 50,000	366	0.43	16400640	0.88
50,001 - 1,00,000	565	0.67	38206540	2.06
1,00,001 - and above	637	0.76	1534499630	82.74
NSDEL POOL A/C			6460	0.00
TOTAL	84174	100.00	1854758160	100.00

- 36,994 Equity Shares (against 12% FCD of Rs.300 each-1993 Series) kept in abeyance under provisions of Section 206A of the Companies Act, 1956. These 36,994 equity shares have not been issued till date and hence not allotted.


RANBAXY LABORATORIES LTD.
NEW DELHI

TABLE II

NAME OF SHAREHOLDERS AND SHARES HELD BY THE FOLLOWING. Viz.

	Name of shareholders		No of shares	% to Total No of shares
		(1)	(2)	(3)
a) Foreign Holdings	(i)	Foreign Collaborators	-	-
	(ii)	Foreign Financial Institutions	44453354	23.97
	(iii)	Foreign Nationals	-	-
	(iv)	Non-resident Indians (Persons holding Indian Passport staying abroad and persons of Indian Origin staying abroad).	2153039	1.16
	(v)	The Bank of New York (GDRs)	16516128	8.90
	(vi)	Non-domestic Companies	484480	0.26
		TOTAL	63607001	34.29
b) Govt./Govt. Sponsored Financial Institutions	(i)	Life Insurance Corpn. Of India	8571002	4.62
	(ii)	Unit Trust of India *	5349993	2.89
	(iii)	Industrial Finance Corpn. Of India	-	-
	(iv)	Industrial Dev.Bank of India	-	-
	(v)	Industrial Credit & Investment Corp. of India	-	-
	(vi)	General Insurance Corpn. Of India and its subsidiaries	7016416	3.78
	(vii)	Nationalised Banks	326866	0.18
	(viii)	Government Companies	-	-
	(ix)	Central government	-	-
	(x)	State Government	-	-
	(xi)	State Financial Corporations	-	-
	(xii)	Foreign Banks	159437	0.08
	(xiii)	Mutual Funds	2148925	1.16
		TOTAL	23572639	12.71
c) Bodies Corporate (not covered under (a) and (b))	(i)	Holding Company	-	-
	(ii)	Subsidiary Companies	-	-
	(iii)	Other bodies corporate	2188623	1.18
		TOTAL	2188623	1.18
Directors and their relatives (as defined in Sec.6 of the Companies Act,1956			512582	0.27

* Under various schemes


RANBAXY LABORATORIES LTD.
NEW DELHI

(e) Other top 50 shareholders (Other than promoters and those listed above.)	1. G.K.Ramamurthy	1073520	0.58
	2. V.Shankar	943196	0.51
	3. Chitra S	211915	0.11
	4. Sukhbir Singh Dhupai	204587	0.11
	5. Lalitha Ramamurthy	145377	0.08
	6. Chandrakanta Agrawal	92672	0.05
	7. Satyajit Singh	87417	0.05
	8. Rooplia chopra	67246	0.04
	9. Veena Kapoor	64528	0.03
	10. Sata Sawhney	63420	0.03
	11. Nandini Madan	61996	0.03
	12. S.Venkatraman	54379	0.03
	13. Saranjit Singh Dhupai	52513	0.03
	14. Amerlal N Melwani	52160	0.03
	15. Baljeet Kaur Dhupia	51872	0.03
	16. Veda Vyasa (Prof.)	50019	0.03
	17. Durga Dass Chopra	47328	0.03
	18. Gurmehat Singh Dhupia	47328	0.03
	19. V.Vaardarajan	41851	0.02
	20. Praful D Sheth	40706	0.02
	21. Prafulchandra K Shah	40476	0.02
	22. Narottam Sahgal	40000	0.02
	23. Avtar Kaur Dhupia	37734	0.02
	24. Mehul M.Shah	38640	0.02
	25. VE SP Subramanian	38236	0.02
	26. Sushil Kumar Goel	36605	0.02
	27. Himani Goel	36355	0.02
	28. Ashish Goel	36201	0.02
	29. Sushil Kumar Goel	35987	0.02
	30. Shamsher Singh Dhupia	35769	0.02
	31. S.C.Chhabra	33212	0.02
	32. Lalgudi Appadurai Ramani	33187	0.02
	33. Kamal Sahgal	32486	0.02
	34. Madurika C Merchant	30844	0.02
	35. Archana Jalan	30377	0.02
	36. Divyang B Kapadia	29690	0.02
	37. Gobind Bulchand Vaswani	29222	0.02
	38. Chandra M Shah	28936	0.02
	39. Raksha Chandiok	28561	0.02
	40. Narayan Das Daga	27740	0.01
	41. Shamsher Singh Dhupai	27023	0.01
	42. Rajendra Singh Lodha	26905	0.01
	43. Sukhbir Singh Dhupia	26158	0.01
	44. Sahiba Kaur Dhupia	25992	0.01
	45. Madhusudan N Shah	25660	0.01
	46. Dharam Vir Narula	25254	0.01
	47. Sanam Harbakhsh Singh	25152	0.01
	48. Narottam Sahgal	24000	0.01
	49. Sujata Puri	24000	0.01
	50. Dr.D.V.Narula	23680	0.01
	TOTAL	4388114	2.36


LABORATORIES LTD.
NEW DELHI

TABLE III

HOLDINGS OF OFFICE-BEARERS AS ON 25.06.2003

Names, of Director, Managing Director, Chairman , President, Secretary	Official relationship to the Company	Number of shares
(1)	(2)	(3)
Mr.Tejendra Khanna	Chairman	320
Mr.J.W.Balani	Director	-
Mr.Vivek Bharat Ram	Director	-
Mr.D.S.Brar	CEO & Managing Director	154098
Dr.P.S.Joshi	Director	-
Mr.Nimesh N Kampani	Director	-
Mr.V.K.Kaul	Whole-Time director	18600
Mr.Vivek Mehra	Director	-
Mr.Harpal Singh	Director	-
Mr.Surendra Daulet Singh	Director	4674
Dr.Brian W.Tempest	Whole-Time Director	-
Mr.S.K.Patawari	Company Secretary	1721

CERTIFIED CORRECT
FOR RANBAXY LABORATORIES LTD



(S.K.PATAWARI)
COMPANY SECRETARY

Dated : June 30, 2003

NOTE: Separate forms should completed for each class of security, e.g. debentures, preference shares, equity shares, etc. Similarly, separate forms should be completed for shares of the same class which are not identical all respects shares are identical all respects only if –

(i) they are of the same nominal value and the same amount per share has been called up.
(ii) They are entitled to dividend at the same rate and for the same period so that at the next ensuing distribution the dividend payable on each shall amount to exactly the same sum net and gross; and
(iii) They carry the same rights in all respects.

*

Chartered Accountants

Walker, Chandiok & Co

Auditors' certificate on compliance with the conditions of corporate governance under clause 49 of the listing agreements

To the members of
Ranbaxy Laboratories Limited

We have examined the compliance of conditions of corporate governance by Ranbaxy Laboratories Limited ("the Company") for the year ended on December 31, 2002, as stipulated in clause 49 of the listing agreement of the Company with the stock exchange.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company, for ensuring the compliance of the conditions of corporate governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of corporate governance as stipulated in the abovementioned listing agreement.

We state that no investor grievances are pending for a period of exceeding one month except where disputed or sub-judice, as per the records maintained by the Shareholders/Investors Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company for the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Walker, Chandiok & Co
Chartered Accountants



Vinod Chandiok
Partner

Place : New Delhi
Dated : April 29, 2003


RANBAXY LABORATORIES LTD.
NEW DELHI

L 41 Connaught Circus
New Delhi 110 001
India